Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”, ”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE
Results for the six months and year ended 31 December 2022 – Short form announcement

JOHANNESBURG, 28 February 2023: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to report operating and financial results for the six months ended 31 December 2022, and reviewed condensed consolidated provisional financial statements for the year ended 31 December 2022.

SALIENT FEATURES FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2022
•Significant improvement in safety performance. All indicators improved with the fatal injury frequency rate (FIFR) reducing by 75%
•Strong balance sheet maintained with net cash of R5.9 bn (US$344m) and net cash: adjusted EBITDA at 0.14x (2021:0.17x)
•Profit for the period of R19bn (US$1.2bn) compared to R33.8bn (US$2.3bn) for 2021
•Final dividend of R3.5bn (US$191m) or 122 SA cents per share (26.98 US cents per ADR), full year dividend of R7.37bn (US$421m) equivalent to a 6%* annual yield
•SA PGM operations continue to move down the industry cost curves despite load curtailment impact on production
•Inflation-linked three and five year wage agreements signed at the SA gold operations and SA PGM operations respectively, positioning operations for stability
•US PGM operations recover from one in 200 year flood and repositioned to respond to the changing macro environment
•Progress on Battery metals strategy
•85% holding in Keliber lithium project obtained and construction of the Keliber lithium refinery commenced in Q1 2023
•US Government offered conditional commitment for a loan of up to US$700 million for the Rhyolite Ridge lithium-boron project

* Based on the closing share price of R44.72 using R2.60 per share for interim and final dividends for the year ended 31 December 2022

KEY OPERATING RESULTS

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2021	Dec 2022	Dec 2021	Jun 2022	Dec 2022		KEY STATISTICS		Dec 2022	Jun 2022	Dec 2021	Dec 2022	Dec 2021
						GROUP
2,234	1,126	527	782	344	US$m	Basic earnings	Rm	6,380	12,016	8,218	18,396	33,054
2,493	1,126	787	775	350	US$m	Headline earnings	Rm	6,484	11,938	12,045	18,422	36,878
4,639	2,510	1,852	1,465	1,045	US$m	Adjusted EBITDA[1]	Rm	18,550	22,561	28,057	41,111	68,606
14.79	16.37	15.03	15.40	17.33	R/US$	Average exchange rate using daily closing rate
						AMERICAS REGION
						PGM underground operations[2,3]
570,400	421,133	272,099	230,039	191,094	oz	2E PGM production[2,3]	kg	5,944	7,155	8,463	13,099	17,741
2,097	1,862	1,913	1,935	1,766	US$/2Eoz	Average basket price	R/2Eoz	30,609	29,799	28,755	30,482	31,021
727	386	290	261	125	US$m	Adjusted EBITDA[1]	Rm	2,309	4,021	4,408	6,330	10,766
1,004	1,586	1,039	1,366	1,840	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	31,880	21,036	15,619	25,951	14,851
						US PGM recycling[2,3]
755,148	598,774	352,276	361,333	237,441	oz	3E PGM recycling[2,3]	kg	7,385	11,239	10,957	18,624	23,488
3,515	3,067	3,932	2,906	3,274	US$/3Eoz	Average basket price	R/3Eoz	56,747	44,752	59,098	50,202	51,987
101	78	51	39	39	US$m	Adjusted EBITDA[1]	Rm	676	598	757	1,274	1,490
						SOUTHERN AFRICA (SA) REGION
						PGM operations[3]
1,836,138	1,667,464	941,973	823,806	843,658	oz	4E PGM production[3,5]	kg	26,241	25,623	29,299	51,864	57,110
3,182	2,622	2,696	2,817	2,434	US$/4Eoz	Average basket price	R/4Eoz	42,188	43,379	40,517	42,914	47,066
3,490	2,330	1,336	1,374	956	US$m	Adjusted EBITDA[1]	Rm	16,983	21,152	20,270	38,135	51,608
1,148	1,180	1,134	1,179	1,179	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	20,431	18,160	17,037	19,313	16,982
						Gold operations
1,072,934	620,541	554,086	191,683	428,859	oz	Gold produced	kg	13,339	5,962	17,234	19,301	33,372
1,787	1,798	1,780	1,864	1,720	US$/oz	Average gold price	R/kg	958,232	922,851	860,303	946,073	849,703
346	(219)	184	(202)	(17)	US$m	Adjusted EBITDA[1]	Rm	(440)	(3,106)	2,762	(3,546)	5,113
1,689	2,410	1,685	3,115	2,019	US$/oz	All-in sustaining cost[4]	R/kg	1,124,737	1,542,355	814,347	1,268,360	803,260

US dollar								SA rand
Year ended		Six months ended						Six months ended			Year ended
Dec 2021	Dec 2022	Dec 2021	Jun 2022	Dec 2022		KEY STATISTICS		Dec 2022	Jun 2022	Dec 2021	Dec 2022	Dec 2021
						EUROPEAN REGION
						Battery metals - Sandouville refinery[6]
—	6,842	—	4,565	2,277	tNi	Nickel production[7]	tNi	2,277	4,565	—	6,842	—
—	28,019	—	30,789	24,646	US$/tNi	Nickel equivalent average basket price[8]	R/tNi	427,120	474,144	—	458,595	—
—	(30)	—	4	(34)	US$m	Adjusted EBITDA[1]	Rm	(553)	60	—	(492)	—
—	32,239	—	29,896	38,333	US$/tNi	Nickel equivalent sustaining cost[9]	R/tNi	664,311	460,397	—	527,676	—

1.The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/loss before royalties and tax to adjusted EBITDA, see note 11.1 of the condensed consolidated provisional financial statements
2.The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces on spent autocatalysts fed to the furnace
3.The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4.See “Salient features and cost benchmarks” sections for the definition of All-in sustaining cost (AISC)
5.The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana" sections
6.The Sandouville refinery processes nickel matte and is included in the Group results since the effective date of the acquisition on 4 February 2022
7.The nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts (liquid form), together referred to as nickel equivalent products
8.The nickel equivalent average basket price per ton is the total nickel revenue adjusted for other income - non-product sales divided by the total nickel equivalent tons sold
9.See "Salient features and cost benchmarks - Six months Sibanye-Stillwater Sandouville Refinery" for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OF SIBANYE-STILLWATER
The Group's performance for 2022 reflects significant positive achievements in some respects, and notable challenges in others.
Without doubt, the most significant achievement during 2022, was the ongoing improvement in our safety performance and turnaround in the number of fatal incidents.
The Group operating and financial results for 2022 were impacted by exogenous factors including a more challenging macro-economic and geopolitical environment and the severe weather event in Montana, which impacted our US PGM operations. Global macro influences, including significant inflationary cost pressures globally, ongoing supply chain disruptions and a deteriorating economic outlook, which reflected in lower demand and lower prices for the metals we produce. The severe weather event caused regional flooding across Montana in June 2022 and restricted access to the Stillwater mine resulting in the operations being shut for 7 weeks. These are some of the factors we have previously highlighted as existential threats (the Grey Elephants) which we need to be mindful of and adapt to, to ensure the sustainability of our organisation and the ecosystems within which we operate.
The manner in which these unanticipated operational disruptions and other external challenges we faced were managed gives me confidence that the regional organisational structure we established in late 2021 is appropriate for the diversified nature of the larger, multinational business. Focused regional teams have been appointed to ensure continued operational delivery across the Group, and appropriate responses to the unique environments in the regions we operate.
The industrial action and flooding events resulted in significantly reduced production from the SA gold and US PGM operations during 2022, with a concomitant increase in unit costs. The phased resumption and build-up of safe production after these operational stoppages also negatively impacted production and costs during the second half of the year, resulting in Group revenue declining by 20% to R138.3 billion (US$8.4 billion) for 2022 compared with R172.2 billion (US$11.6 billion) for 2021.
Group adjusted EBITDA of R41.1 billion (US$2.5 billion) for 2022 was 40% lower than the record adjusted EBITDA of R68.6 billion (US$4.6 billion) for 2021, but still the third highest Group adjusted EBITDA recorded since listing. This was despite the SA gold operations recording a R3.5 billion (US$219 million) adjusted EBITDA loss (compared with a positive R5.1 billion (US$346 million) adjusted EBITDA contribution for 2021) and the adjusted EBITDA contribution from the US PGM underground operations declining by 47% to US$386 million (R6.3 billion).
Normalised earnings** for 2022 of R21 billion (US$1.3 billion) were 46% lower year-on-year, with normalised earnings** of R9.8 billion (US$558 million) for H2 2022, 32% lower than for H2 2021, primarily due to the impact of lower commodity prices and production at the SA gold and US PGM operations.
The fatal elimination program that we introduced and developed during 2022 was a fundamental change in the approach to safety across our business. This was not a safety campaign but rather an introduction of a safety cultural transformation that impacts over 85,000 employees.
The significant improvement in all our lagging indicators, most notably fatal incidents, with the Group fatal injury frequency rate (FIFR) declining by 75%, not only retracing the anomalous regression in fatalities we experienced during 2021, but declining to record levels previously not achieved in the history of the Group, is a reflection of the efforts by all our teams and a positive confirmation that the strategy we have adopted is yielding the results we are seeking.
Despite these improvements, our increased focus on leading indicators continues to highlight that we still experience levels of risk at some of our operations that requires continued focus and still have much to do regarding eliminating fatalities on a sustainable basis. We regrettably suffered five fatalities across the Group during 2022, and while this is an improvement on the 21 fatalities in 2021, it is five too many; eliminating fatal incidents is the first step in our continued effort to ensure our goal of zero harm in the workplace is achieved.
** Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in estimated deferred tax rate. Normalised earnings may not be comparable to similarly titled measures of other companies. Normalised earnings is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings, see note 8 of the condensed consolidated provisional financial statements

Production from the SA PGM operations for 2022 (including attributable ounces from Mimosa and third-party purchase of concentrate (PoC) of 63,344 4Eoz) of 1,730,808 4Eoz, was marginally below the lower end of annual guidance for 2022. This was a solid performance considering the ongoing impact of Eskom load curtailment as well as factors highlighted previously, including copper cable theft and proactive safety related stoppages. In absolute terms, costs at the SA PGM operations continued to be well managed, with AISC (excluding PoC) of R30 billion (US$1.8 billion) only 3% higher year-on-year. As a result of the year-on-year decline in production however, AISC for 2022 was 14% higher than 2021, increasing to R19,313/4Eoz (US$1,180/4Eoz). This was primarily due to the increased load shedding during H2 2022, with AISC of R20,431/4Eoz (US$1,179/4Eoz) for H2 2022, 13% higher than for the first half of 2022 (R18,160/4Eoz (US$1,179/4Eoz)).
The SA gold operations (excluding DRDGOLD) were suspended for three months during H1 2022 due to the industrial action and lockout resulting in a 50% decline in production for 2022 to 13,736kg (441,623oz). Production of 10,608 kg (341,055oz) for H2 2022, was significantly improved compared to production of 3,128kg (100,568oz) for H1 2022, reflecting the successful ramp up post the industrial action and the completion of the tailings storage facility (TSF) remediation at the Beatrix operation. More normalised rates of production were achieved during November 2022 and have been maintained during Q1 2023 to date. Including DRDGOLD, production for the year was 19,301kg (620,541oz). In the absence of any further disruptions, which are not expected, production for 2023 is forecast to be significantly higher than for 2022, with correspondingly lower unit costs.
The ramp-up of production from the US PGM operations post the regional flood event in early June 2022 progressed well, with production rates normalising during Q4 2022. Mined 2E PGM production for 2022 of 421,133 2Eoz was 5% below the lower end of annual guidance, reflecting the full impact of the flood event as well as ongoing operational constraints which contributed to the repositioning of the US PGM operations as presented to the market in August 2022 (https://thevault.exchange/?get_group_doc=245/1660214769-ssw-repositioning-US-PGM-operations-changing-macro-environment-11August22.pdf). AISC of US$1,586/2Eoz (R25,951/2Eoz) for 2022 were substantially higher than AISC of US$1,004/2Eoz (R14,851/2Eoz) reported for 2021, primarily as a result of lower production, compounded by inflationary cost impacts and increased ore reserve development (ORD) and sustaining capex associated with the repositioned plan, which resulted in a significant increase in unit costs for H2 2022 relative to H1 2022. Implementation of the repositioned plan is in process, with production forecast to build-up to 700,000+ 2Eoz by 2027 and AISC reducing to less than US$1,000/2Eoz, once flexibility has been restored across the complex and the new cemented backfill plant at Stillwater East has been completed.
The global slowdown in used car scrappage rates due to the uncertain global economic environment, higher interest rates and higher new car prices as well as continued supply chain constraints, (including port and road transport) and a firm adherence to our responsible sourcing principles, impacted receipt and feed rates at the US PGM recycling operation during 2022. Spent autocatalysts containing 3E PGM of 598,774 3Eoz were fed during 2022, 21% lower than 2021.
For the 11 months since acquisition on 4 February 2022, the Sandouville nickel refinery produced 4,839 tonnes of nickel metal, 2,003 tonnes of nickel salts and 153 tonnes of cobalt chloride at a nickel equivalent sustaining cost of US$32,239/tNi (R527,676/tNi). While lower production was expected as a result of planned annual plant maintenance, H2 2022 was impacted by technical challenges at the plant and higher input costs, primarily gas and electricity. The focus for 2023 will be to improve plant availability and to reduce the frequency of unplanned maintenance. Progress has been made in reviewing and renegotiating contracts with suppliers and customers which should results in improved commercial terms at Sandouville for 2023. Since year end there has been a change of leadership at Sandouville and several senior appointments have been made in the European region to further support the recovery at the Sandouville operations. The focus is on continuity and stability of production by de-bottlenecking the plant to increase throughput to nameplate capacity of c.12kt of Ni metal, c.4kt of Ni salts and c.600t of CoCl2 by 2026.
STRATEGY REVIEW
A disciplined focus on capital allocation and value accretive M&A was maintained during 2022. Battery metal prices remained at elevated levels throughout the year and a move by other industry peers toward diversifying into the battery metals space was evident.
Meaningful progress has been achieved in 2022 with the growth in the European region. An 85% interest in Keliber was acquired by exercising our right to take a 50% stake and concurrently making an offer to minority shareholders other than the Finnish Minerals Group, which remains a key shareholder. The required permits to advance the project have been obtained and construction of the refinery has commenced in 2023.
The Sandouville recapitalisation is gathering momentum, and prospects are good for establishing PGM, and in time, battery metals recycling operations on a meaningful scale in Europe. We are also positioning to become more active in global tailings reprocessing through a recent increase in our investment in New Century.
Commitments have also been obtained from the US Department of Energy for loan funding of up to US$700 million for the development of the Rhyolite Ridge project in Nevada. This reflects the strong support for establishing local supply of the critical minerals required for a low carbon economy in both North America and in Europe, where we have purposefully built strategic beachheads.
These opportunities do not exclude selective expansion into Africa as part of our Africa Region strategy. We have identified that Zambia, under President Hichilema’s new leadership, is transforming into an attractive jurisdiction seeking to attract mining capital under a favourable policy environment. While the Zambian mining industry has been devastated through years of poor regulation and neglect, confidence is building that the changes will persist creating meaningful opportunities for renewal of its mining industry. The intended sale of the Mopani mine is of particular interest presenting a unique opportunity to secure meaningful production ounces of copper, a key green metal for the low carbon economy, at a favourable entry point in the commodity cycles.
With such opportunities scarce in other parts of the world and greater competition for resources due to perceptions of the risk context, we see diversification of specific commodities and jurisdictions within Africa as a meaningful contributor to growth in our green metals strategy.
KEY FINANCIAL RESULTS

US dollar						SA rand
Year ended		Six months ended				Six months ended			Year ended
Dec 2021	Dec 2022	Dec 2021	Jun 2022	Dec 2022	KEY STATISTICS	Dec 2022	Jun 2022	Dec 2021	Dec 2022	Dec 2021
11,643	8,448	5,461	4,570	3,878	Revenue (million)	67,909	70,379	82,241	138,288	172,194
77	40	19	28	13	Basic earnings per share (cents)	225	426	288	651	1,140
86	40	28	27	13	Headline earnings per share (cents)	229	423	422	652	1,272

DIVIDEND DECLARATION
The Sibanye-Stillwater Board of Directors (Board) has declared and approved a cash dividend of 122 SA cents per ordinary share (US 6.74 cents* per share or US 26.98 cents* per ADR) or approximately R3,453 million (US$191 million*) in respect of the six months ended 31 December 2022 (“Final dividend”). The Board applied the solvency and liquidity test and reasonably concluded that the company will satisfy that test immediately after completing the proposed distribution.
Sibanye-Stillwater dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate.
The total dividend declared of 260 cents (Final dividend: 122 SA cents and Interim dividend: 138 SA cents) equates to 35% of normalised earnings for the year ended 31 December 2022.
The final dividend will be subject to Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:
•The dividend has been declared out of income reserves
•The local Dividends Withholding Tax rate is 20% (twenty per centum)
•The gross local dividend amount is 122.00000 SA cents per ordinary share for shareholders exempt from the Dividends Tax
•The net local dividend amount is 97.60000 SA cents (80% of 122 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax
•Sibanye-Stillwater currently has 2 830 370 251 ordinary shares in issue
•Sibanye-Stillwater’s income tax reference number is 9723 182 169
Shareholders are advised of the following dates in respect of the final dividend:
Final dividend:                 122 SA cents per share
Declaration date:                 Tuesday, 28 February 2023
Last date to trade cum dividend:         Monday, 20 March 2023
Shares commence trading ex-dividend:     Wednesday, 22 March 2023
Record date:                 Friday, 24 March 2023
Payment of dividend:             Monday, 27 March 2023
Please note that share certificates may not be dematerialised or rematerialised between Wednesday, 22 March 2023 and Friday, 24 March 2023 both dates inclusive.
To holders of American Depositary Receipts (ADRs):
•Each ADR represents 4 ordinary shares;
•ADRs trade ex-dividend on the New York Stock Exchange (NYSE): Thursday, 23 March 2023;
•Record Friday, 24 March 2023;
•Approximate date of currency conversion: Monday, 27 March 2023; and
•Approximate payment date of dividend: Monday, 10 April 2023
Assuming an exchange rate of R18.0887/US$1*, the dividend payable on an ADR is equivalent to 26.98 United States cents for Shareholders liable to pay dividend withholding tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

* Based on an exchange rate of R18.0887/US$ at 20 February 2023 from IRESS. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion
This short-form announcement is the responsibility of the Board.
The information disclosed is only a summary and does not contain full or complete details. Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement (results booklet), which is available for viewing on the Company’s website at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2023 and via the JSE link at https://senspdf.jse.co.za/documents/2023/jse/isse/sswe/FY22Result.pdf. The full results announcement is available for inspection at the Company’s registered office and the office of our sponsors during normal business hours and is available at no charge. Alternatively, copies of the full announcement may be requested from the Company’s Investor relations department (ir@sibanyestillwater.com).
The financial results as contained in the condensed consolidated provisional financial statements for the year ended 31 December 2022, from which this short-form announcement has been correctly extracted, have been reviewed by EY Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor’s report can be obtained from the Company’s registered office, by emailing the Company Secretary (lerato.matlosa@sibanyestillwater.com).

Contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
+27(0)83 453 4014
Website: sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2021 Integrated Report and the annual report on Form 20-F for the fiscal year ended 31 December 2021 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
NON-IFRS MEASURES
The information contained in this document may contain certain non-IFRS measures, including adjusted EBITDA, AISC, AIC and Nickel equivalent sustaining cost. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
WEBSITES
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.